FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number  n

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14 , 2004	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in Registration Statements on Form F-3 (File Nos. 333-110910 and 333-112619) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

“Developing Pharmaceuticals & Nutraceuticals from Nature”

For Immediate Release:

       April 14, 2004

Forbes Medi-Tech Announces Second Milestone Completion for Reducol™ Sales in Europe

~European Union Issues Labeling Regulations for Phytosterol Ingredients~

Vancouver, Canada. Forbes Medi-Tech Inc. (TSE:FMI and NASDAQ:FMTI) today announced that the European Commission has published regulations concerning the labeling of foods and food ingredients with added phytosterols, phytostanols or their respective esters. The regulation will allow consumers to choose different food formats containing phytosterol ingredients, including Forbes’ cholesterol-lowering ingredient Reducol™.  The recommended intake of phytosterols/stanols is within a range of 1 to 3 grams per day. Forbes announced in December 2003 that its non-genetically modified(GMO), cholesterol lowering food ingredient, Reducol™, was accepted for use in foodstuffs by the European Food Safety Authority (EFSA) as the first of a three step approval process. The second step is this publication of labeling regulations with the third and final step being the approval of Reducol™ in specific food matrices.

“These regulations bring Forbes within one step of selling Reducol™ in Europe,” said Charles Butt, President and CEO of Forbes Medi-Tech Inc. “With a demonstrated preference for non-genetically modified products, the European market represents a substantial opportunity for our cholesterol-lowering food ingredients.”

About Phyto-Source, LP

3Phyto-Source, LP is a 50-50 manufacturing joint venture between Forbes and Chusei (USA) Inc. located in Pasadena, Texas. The Phyto-Source facility is currently the world’s largest wood sterol manufacturing plant capable of producing 1,000 metric tonnes annually to Good Manufacturing Practice (GMP) standards. In December 2003, Forbes Medi-Tech announced the expansion of its joint venture's manufacturing facility to increase production capacity by 50% to 1,500 metric tonnes based on the demand for phytosterol-based products.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a biopharmaceutical company dedicated to the research, development and commercialization of innovative prescription pharmaceutical and nutraceutical products for the prevention and treatment of cardiovascular and related diseases. Forbes' scientific platform is based on core sterol technology. By extracting plant sterols from by-products of the forestry industry, Forbes has developed cholesterol-lowering agents for use in pharmaceutical compounds, functional foods and dietary supplements.

# # #

  For more information, please contact:

Darren Seed Manager, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release.  This News Release contains forward-looking statements, including statements about anticipated future European regulatory approvals for the Company's Reducol™, anticipated sales in Europe of Reducol™, and the expansion of the Company's manufacturing facility. Forward-looking statements can be identified by the use of forward-looking terminology such as “will allow”, "opportunity", "currently", “within one step”, or any other variations thereon or comparable terminology referring to future dates, events or results. Forward-looking statements are statements about the future and are inherently uncertain, and the Company's actual results could differ materially from those anticipated in those forward-looking statements as a result of numerous factors, including without limitation, the need for further European regulatory approvals, which may not be obtained or adopted in a timely matter or at all; intellectual property risks; marketing/manufacturing and partnership/strategic alliance risks; the effect of competition; uncertainty of the size and existence of a market opportunity for the Company's products; construction risks; risks inherent in the development of pharmaceutical and nutraceutical research and the development of new products; the need for buyers of Reducol™ and the need for performance by the buyers; the Company's need for additional future capital, which may not be available in a timely manner or at all; exchange rate fluctuations; product liability risks; as well as a description of other risks and uncertainties affecting the Company and its business, as contained in news releases and filings with the United States Securities and Exchange Commission and Canadian Securities Regulatory Authorities, any of which could cause actual results to vary materially from current results or the Company's anticipated future results. The Company assumes no obligation to update the information contained in this press release.